dan gill CPA

NSIGHTIFY, INC.

FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2019 and 2018

(Unaudited)

12-3-2020

Nsightify, Inc.
Income Statements
2019 and 2018

		2019		2018
Income				
Sales of Product Income		2,184.45		0.00
Total Income	**$**	**2,184.45**	**$**	**0.00**
Gross Profit	**$**	**2,184.45**	**$**	**0.00**
Expenses				
Accrued Interest Expense		2,617.60		312.00
Advertising & Marketing		14,719.35		0.00
Bank Charges & Fees		660.03		0.00
Car & Truck		67.10		0.00
Contractors		500.00		0.00
Dues & subscriptions				
Software Subscriptions		1,247.92		0.00
Total Dues & subscriptions	**$**	**1,247.92**	**$**	**0.00**
Hosting		1,019.90		0.00
Meals & Entertainment		584.46		0.00
Office Supplies & Software		198.95		0.00
Other Business Expenses		0.00		0.00
Rent & Lease		3,880.97		0.00
Travel		3.60		0.00
Total Expenses	**$**	**25,499.88**	**$**	**312.00**
Net Operating Income	**-$**	**23,315.43**	**-$**	**312.00**
Other Expenses				
Amortization		14.00		0.00
Depreciation Expense		16,922.00		0.00
Total Other Expenses	**$**	**16,936.00**	**$**	**0.00**
Net Other Income	**-$**	**16,936.00**	**$**	**0.00**
Net Income	**-$**	**40,251.43**	**-$**	**312.00**

(Unaudited)

daniel gill, cpa t 512.560.8974 f 512.597.4520 cpadan@danielgillcpa.com 3571 far west blvd. box 87 austin, tx 78731

Nsightify, Inc.
Balance Sheets
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets		
Bank Accounts		
Checking (7773)	9,681.37	4,500.00
Total Bank Accounts	$ 9,681.37	$ 4,500.00
Total Current Assets	$ 9,681.37	$ 4,500.00
Fixed Assets		
Software-Development and Other		
Software for Apps	139,918.95	0.00
Accumulated Depreciation-Software-Apps	-16,922.00	0.00
Total Software for Apps	$ 122,996.95	$ 0.00
Total Software-Development and Other	$ 122,996.95	$ 0.00
Total Fixed Assets	$ 122,996.95	$ 0.00
Other Assets		
Organizational Costs		
Accumulated Amortization-Org. Costs	-14.00	0.00
Legal Costs	2,458.85	0.00
Total Organizational Costs	$ 2,444.85	$ 0.00
Total Other Assets	$ 2,444.85	$ 0.00
TOTAL ASSETS	$ 135,123.17	$ 4,500.00

(Unaudited)

daniel gill, cpa t 512.560.8974 f 512.597.4520 cpadan@danielgillcpa.com 3571 far west blvd. box 87 austin, tx 78731

Nsightify, Inc.
Balance Sheets
As of December 31, 2019 and 2018

	2019	2018
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	45,537.00	0.00
Total Accounts Payable	$ 45,537.00	$ 0.00
Total Current Liabilities	$ 45,537.00	$ 0.00
Long-Term Liabilities		
Interest Payable		
Interest Payable-Jason Bonham	2,216.00	176.00
Interest Payable-John Dadey	713.60	136.00
Total Interest Payable	$ 2,929.60	$ 312.00
Notes Payable		
Note Payable-Jason Bonham	27,700.00	2,200.00
Note Payable-John Dadey	8,920.00	1,700.00
Total Notes Payable	$ 36,620.00	$ 3,900.00
Simple Agreement for Future Equity		
Anwar Payyoorayil	30,000.00	0.00
Rachael Waldinger	60,000.00	0.00
Total Simple Agreement for Future Equity	$ 90,000.00	$ 0.00
Total Long-Term Liabilities	$ 129,549.60	$ 4,212.00
Total Liabilities	$ 175,086.60	$ 4,212.00
Equity		
Additional Paid-In Capital		
Jason Bonham	0.00	0.00
John Dadey	0.00	0.00
Total Additional Paid-In Capital	$ 0.00	$ 0.00
Common Stock		
Common Stock-Jason Bonham	300.00	300.00 (1)
Common Stock-John Dadey	300.00	300.00 (1)
Total Common Stock	$ 600.00	$ 600.00
Retained Earnings	-312.00	0.00
Net Income	-40,251.43	-312.00
Total Equity	-$ 39,963.43	$ 288.00
TOTAL LIABILITIES AND EQUITY	$ 135,123.17	$ 4,500.00

(Unaudited)

(1)-Common Stock (6,000,000 shares authorized,
6,000,000 shares issued and outstanding,
$.0001 par value)

daniel gill, cpa t 512.560.8974 f 512.597.4520 cpadan@danielgillcpa.com 3571 far west blvd. box 87 austin, tx 78731

dan gill CPA

Nsightify, Inc.
Statement of Cash Flows
2019 and 2018

	2019	2018
OPERATING ACTIVITIES		
Net Income	-40,251.43	-312.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Software-Development and Other:Software for Apps:Accumulated Depreciation-Software-Apps	16,922.00	0.00
Organizational Costs:Accumulated Amortization-Org. Costs	14.00	0.00
Accounts Payable (A/P)	45,537.00	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 62,473.00**	**$ 0.00**
Net cash provided by operating activities	**$ 22,221.57**	**-$ 312.00**
INVESTING ACTIVITIES		
Software-Development and Other:Software for Apps	-139,918.95	0.00
Organizational Costs:Legal Costs	-2,458.85	0.00
Net cash provided by investing activities	**-$ 142,377.80**	**$ 0.00**
FINANCING ACTIVITIES		
Interest Payable:Interest Payable-Jason Bonham	2,040.00	176.00
Interest Payable:Interest Payable-John Dadey	577.60	136.00
Notes Payable:Note Payable-Jason Bonham	25,500.00	2,200.00
Notes Payable:Note Payable-John Dadey	7,220.00	1,700.00
Simple Agreement for Future Equity:Anwar Payyoorayil	30,000.00	0.00
Simple Agreement for Future Equity:Rachael Waldinger	60,000.00	0.00
Common Stock:Common Stock-Jason Bonham	0.00	300.00
Common Stock:Common Stock-John Dadey	0.00	300.00
Net cash provided by financing activities	**$ 125,337.60**	**$ 4,812.00**
Net cash increase for period	**$ 5,181.37**	**$ 4,500.00**
Cash at beginning of period	4,500.00	0.00
Cash at end of period	**$ 9,681.37**	**$ 4,500.00**

dan gill CPA

NSIGHTIFY, INC
CONSOLIDATED STATEMENT OF EQUITY

	Common Stock		Preferred Stock			
	Shares	Amount	Shares	Amount	Net Income	Total
Capital Contributions	6,000,000	$ 600.00		$ -		$ 600.00
Net Income 2018		$ (312.00)				$ (312.00)
Ending Balance, December 31, 2018		$ 288.00			$ -	$ 288.00
Net Income 2019					$ (40,251.43)	$ (40,251.43)
Ending Balance, December 31, 2019		$ 288.00			$ (40,251.43)	**$ (39,963.43)**

daniel gill, cpa t 512.560.8974 f 512.597.4520 cpadan@danielgillcpa.com 3571 far west blvd. box 87 austin, tx 78731

dan gill CPA

NSIGHTIFY, INC.
FINANCIAL STATEMENTS 2019 and 2018
NOTES

I. ORGANIZATION AND PURPOSE

Nsightify, Inc. (the "Company") is a corporation organized under the laws of the state of Texas.

The Company operates a mobile software application and subscription service and derives revenue from subscription and support plans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with Generally Accepted Accounting Principles (US GAAP). Under the accrual basis of accounting, revenue is recorded when earned and expenses are recorded at the time when liabilities are incurred.

b) Fiscal Year

The Company operates on a 52- week fiscal year ending on December 31.

c) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and for equity and debt financing.

daniel gill, cpa t 512.560.8974 f 512.597.4520 cpadan@danielgillcpa.com 3571 far west blvd. box 87 austin, tx 78731

dan gill CPA

d) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e) Depreciation and Amortization

Software development costs are depreciated on a straight-line basis over 3 years. Organizational expenditures are amortized on a straight-line basis over 15 years.

f) Notes Payable

Notes payable were executed with the 2 shareholders. The interest rate is 8% per annum at simple interest.

g) Simple Agreements for Future Equity ("SAFEs")

SAFEs were executed with two investors.

3. SUBSEQUENT EVENTS

The company has evaluated events and transactions subsequent to 2019. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.